SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2008

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X            Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No        X

 VIVO PARTICIPAÇÕES S.A.
CNPJ/MF No. 02.558.074/0001-73 - NIRE 35.3.001.587.9-2
Publicly-held Company with Authorized Capital

Announcement of Mandatory Tender Offer

This Current Report on Form 6-K relates to the mandatory tender offer by our subsidiary TCO IP, S.A. to purchase for cash all of the outstanding shares of common stock of Telmig Celular Participações S.A. not owned by us or our affiliates at a price per common share of R$120.93 and the mandatory tender offer to purchase for cash all of the outstanding shares of common stock of Telemig Celular S.A. not owned by us or one of our affiliates at a price per common share of R$2,100.03, in each case, on the terms and conditions set forth in the Notice of Mandatory Tender Offer filed with the Brazilian Securities Exchange Commission (Comissão de Valores Mobilíarios – “CVM”).

This Current Report on Form 6-K is hereby amended and supplemented as described below.

The following exhibits are hereby added to this Form 6-K:

99.a	Notice of Mandatory Tender Offer for Acquisition of Common Shares issued by Telemig Celular Participações S.A. and Telemig Celular S.A. dated July 15, 2008 (English translation)

99.b
Valuation Report as per CVM Instruction 361 prepared by Goldman, Sachs & Co and Goldman Sachs do Brasil Banco Múltiplo S.A. for Vivo Participações S.A. on Telemig Celular Participações S.A. and Telemig Celular S.A. (English translation)

99.c
Report on Purchase Price Methodology prepared by Goldman, Sachs & Co and Goldman Sachs do Brasil Banco Múltiplo S.A. for Vivo Participações S.A. on Telemig Celular Participações S.A. and Telemig Celular S.A. (English translation)

99.d	Summary Advertisement published on July 15, 2008 in The New York Times

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2008

VIVO PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

EXHIBIT INDEX

Exhibit Number	Description
99.a	Notice of Mandatory Tender Offer for Acquisition of Common Shares issued by Telemig Celular Participações S.A. and Telemig Celular S.A. dated July 15, 2008 (English translation)

99.b
Valuation Report as per CVM Instruction 361 prepared by Goldman, Sachs & Co and Goldman Sachs do Brasil Banco Múltiplo S.A. for Vivo Participações S.A. on Telemig Celular Participações S.A. and Telemig Celular S.A. (English translation)

99.c
Report on Purchase Price Methodology prepared by Goldman, Sachs & Co and Goldman Sachs do Brasil Banco Múltiplo S.A. for Vivo Participações S.A. on Telemig Celular Participações S.A. and Telemig Celular S.A. (English translation)

99.d	Summary Advertisement published on July 15, 2008 in The New York Times